

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 28, 2007

Mr. Hua Yang
Chief Financial Officer and Executive Vice President
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

      Re: CNOOC Ltd
            Form 20-F for Fiscal Year Ended December 31, 2005
            Filed June 26, 2006 and amended June 28, 2007

Dear Mr. Yang:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Jill S. Davis
                      Branch Chief